Exhibit 99.3

Consolidated financial and operational highlights

	Three months ended March 31,
($ 000s except per share data)
	2011	2010	% Change

Product sales and service revenue	$519,100	$472,940	10

Funds flow from continuing operations (1)	$53,585	46,839	14
Funds flow from discontinued operations (1)	-	$12,678	(100)
Funds flow from operations (1)	$53,585	$59,517	(10)
Adjusted EBITDA – continuing operations (2)	$61,242	$51,442	19

Adjusted funds flow from continuing operations (3)	$53,585	$47,325	13
Per weighted average share – basic and diluted	$0.20	$0.18	11
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	75%	104%	(28)
Adjusted EBITDA excluding strategic review and restructuring costs – continuing operations (2)	$61,242	$51,928	18

Dividends to shareholders	$36,324	$47,634	(24)
Per share	$0.14	$0.18	(25)
Net (loss) income from continuing operations	$(11,985)	$24,058	-
Per weighted average share – basic and diluted	$(0.04)	$0.09	-
Net loss	$(11,985)	$(50,921)	(76)
Per weighted average share – basic and diluted	$(0.04)	$(0.19)	(77)
Capital expenditures – continuing operations	$24,072	$6,973	245
Acquisitions – continuing operations	$-	$22,074
Weighted average shares outstanding (000s)
- basic and diluted	268,918	264,498	2
Provident Midstream NGL sales volumes (bpd)	116,864	113,279	3

Consolidated

($ 000s)	As at March 31, 2011	As at December 31, 2010	% Change
Capitalization
Long-term debt (including current portion)	$451,323	$473,754	(5)
Shareholders’ equity	$546,816	$588,207	(7)
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes strategic review and restructuring costs.

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to May 11, 2011.

Provident operates a midstream business in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids (NGLs) within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the second quarter of 2010, Provident’s Canadian oil and natural gas production business (“Provident Upstream” or “COGP”) was accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 17 of the interim consolidated financial statements). As a result of Provident’s conversion from an income trust to a corporation, effective January 1, 2011, references to “common shares”, “shares”, “share based compensation”, “shareholders”, “performance share units”, “PSUs”, “restricted share units”, “RSUs”, “premium dividend and dividend reinvestment share (DRIP) purchase plan”, and “dividends” should be read as references to “trust units”, “units”, “unit based compensation”, “unitholders”, “performance trust units”, “PTUs”, “restricted trust units”, “RTUs”, “premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan”, and “distributions”, respectively, for periods prior to January 1, 2011.

The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.  This analysis contains forward-looking information and statements. See “Forward-looking information” at the end of the analysis for further discussion.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010. Provident’s first quarter 2011 interim consolidated financial statements reflect this change in accounting standards. For more information, see “Change in accounting policies”.

The analysis refers to certain financial and operational measures that are not defined in generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted funds flow from continuing operations, adjusted EBITDA and further adjusted EBITDA to exclude strategic review and restructuring costs.

Management uses funds flow from operations to analyze operating performance. Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly dividends. Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.  See “reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of the business. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depreciation, amortization, and other non-cash items (“adjusted EBITDA”). See “reconciliation of non-GAAP measures”.

“Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding strategic review and restructuring costs”

Two additional non-GAAP measures of “Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding strategic review and restructuring costs” have been provided and are also used in the calculation of certain ratios.  The adjusted non-GAAP measures are provided as an additional measure to evaluate the performance of Provident’s pure-play Midstream infrastructure and logistics business and to provide additional information to assess future funds flow and earnings generating capability. See “reconciliation of non-GAAP measures”.

Recent developments

Corporate conversion

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” Under the plan of arrangement, former holders of trust units of the Trust received one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. Holders of the outstanding convertible debentures are entitled, upon conversion, to receive common shares in Provident Energy Ltd. on the same basis that they were entitled to receive trust units of the Trust prior to the corporate conversion.

This arrangement has been accounted for on a continuity of interests basis and accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if Provident Energy Ltd. had always carried on the business formerly carried on by the Trust. Assets, liabilities and equity balances have been carried over at the same amount as was previously recognized in the Trust.

Offer to purchase convertible debentures

On January 13, 2011, in connection with the corporate conversion, Provident Energy Ltd. announced an offer to purchase for cash its 6.5% convertible debentures maturing on August 31, 2012 (the “C series”) and its 6.5% convertible debentures maturing on April 30, 2011 (the “D series”) at a price equal to 101 percent of their principal amounts plus accrued and unpaid interest. The offer was completed on February 21, 2011 and resulted in Provident taking up and cancelling $4.1 million principal amount of C series debentures and $81.3 million principal amount of D series debentures. The transaction resulted in Provident recognizing a loss on repurchase of $1.2 million in financing charges in the consolidated statement of operations. The total offer price, including accrued and unpaid interest, was funded by Provident Energy Ltd.’s existing revolving term credit facility. Following the completion of the offer, approximately $94.9 million principal amount of the C series debentures and approximately $68.6 million principal amount of the D series debentures remained outstanding in accordance with their terms (also see note 18 – Subsequent events of the interim consolidated financial statements).

Septimus to Younger pipeline project

On March 2, 2011, Provident announced an agreement between Provident Energy Ltd., AltaGas Ltd. (“AltaGas”), and a senior producer, to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. Under the agreement, Provident and AltaGas will each own a 30 percent interest in the project. The 25 kilometre pipeline will serve as a trunk line to support the gathering of up to 250 million cubic feet per day of natural gas from the liquids-rich Montney area. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed to spend $9 million.

Public offering of convertible unsecured subordinated debentures

On May 10, 2011, Provident issued $150 million aggregate principal amount of convertible unsecured subordinated debentures (the Debentures). Provident has granted to the underwriters an over-allotment option to purchase up to an additional $22.5 million aggregate principal amount of Debentures, exercisable in whole or in part any time for a period of up to 30 days following closing of the offering. The Debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing December 31, 2011 and mature on December 31, 2018.

Provident intends to initially use the net proceeds from the offering to repay indebtedness under its credit facility which will then be available to be drawn, as required, to fund the redemption of all of the outstanding principal amount of Provident’s 6.5% convertible debentures maturing on August 31, 2012 and for general corporate purposes.

Redemption of outstanding 6.5% convertible unsecured subordinated debentures

On April 18, 2011, Provident announced its intention to redeem all of the outstanding aggregate principal amount of the 6.5% convertible unsecured debentures (the 6.5% Debentures) maturing on August 31, 2012 at a redemption price equal to $1,000 in cash per $1,000 principal amount of 6.5% Debentures, plus accrued and unpaid interest, as of the redemption date of May 25, 2011. Interest on the 6.5% Debentures will cease to be payable from and after the redemption date. As of May 10, 2011, there was approximately $95 million aggregate principal amount of 6.5% Debentures outstanding.

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, amortization, and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding strategic review and restructuring costs within its MD&A disclosure. These are non-GAAP measures. A reconciliation between adjusted EBITDA and loss from continuing operations before taxes follows:

Continuing operations	Three months ended March 31,
($ 000s)	2011	2010	% Change

Income before taxes	$18,418	$6,532	182
Adjusted for:
Financing charges	11,386	6,151	85
Unrealized loss on financial derivative instruments	17,408	31,598	(45)
Depreciation and amortization	10,865	10,702	2
Unrealized foreign exchange loss and other	183	628	(71)
Loss on revaluation of conversion feature of convertible debentures	4,762	-	-
Non-cash share based compensation recovery	(1,780)	(4,169)	(57)
Adjusted EBITDA	$61,242	$51,442	19

Adjusted for:
Strategic review and restructuring costs	$-	$486	(100)
Adjusted EBITDA excluding strategic review and restructuring costs	$61,242	$51,928	18

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from continuing operations	Three months ended March 31,
($ 000s)	2011	2010	% Change

Cash provided by operating activities	$76,500	$80,761	(5)
Change in non-cash operating working capital	(22,915)	(22,283)	3
Site restoration expenditures - discontinued operations	-	1,039	(100)
Funds flow from operations	53,585	59,517	(10)
Funds flow from discontinued operations	-	(12,678)	(100)
Strategic review and restructuring costs	-	486	(100)
Adjusted funds flow from continuing operations	$53,585	$47,325	13

Funds flow from continuing operations and dividends

	Three months ended March 31,
($ 000s, except per share data)	2011	2010	% Change
Funds flow from continuing operations and dividends
Funds flow from continuing operations	$53,585	$46,839	14
Adjusted funds flow from continuing operations(1)	$53,585	$47,325	13
Per weighted average share
- basic and diluted	$0.20	$0.18	11
Declared dividends	$36,324	$47,634	(24)
Per share	$0.14	$0.18	(25)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	75%	104%	(28)
(1) Adjusted funds flow from operations excludes strategic review and restructuring costs.

First quarter 2011 adjusted funds flow from continuing operations was $53.6 million, a 13 percent improvement from the $47.3 million recorded in the first quarter of 2010 and consistent with a 13 percent increase in gross operating margins during the first quarter of 2011 compared to the first quarter of 2010.

Declared dividends in the first quarter of 2011 totaled $36.3 million, 75 percent of adjusted funds flow from continuing operations, net of sustaining capital spending. This compares to $47.6 million of declared distributions in the first quarter of 2010, 104 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of Provident that is based on assumptions about future economic conditions and courses of action. There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of Provident’s forward-looking information.

Given current forward pricing, management is maintaining its 2011 adjusted EBITDA guidance range of $200 million to $250 million, subject to market and operational assumptions including normal weather conditions. This guidance is based, in part, on average price assumptions for April through December 2011 of U.S. WTI crude $100.60/bbl, AECO gas $3.60/GJ, Cdn/U.S. dollar exchange rate of $0.97 and a Mont Belvieu propane price at 55 percent of crude oil. This guidance also assumes that extraction premiums at Empress for 2011 will be near the high end of the historical average range between $1 and $7 per gigajoule. Similar to prior years, due to the seasonal nature of the demand and pricing for natural gas liquids (NGL) products, Provident anticipates higher adjusted EBITDA will be generated in the first and fourth quarters of 2011.

Provident has increased its 2011 growth capital budget from approximately $70 million to approximately $105 million. The 50 percent increase provides an additional $35 million of growth capital, which includes $24 million directed towards the new growth initiatives as described below, approximately $18 million of scope enhancements and cost increases at Corunna, offset by the deferral of a previously announced $7 million debottlenecking initiative at Redwater until 2012 to align the project timing with the start-up of incremental volumes that will be secured at the Younger facility as a result of the Septimus to Younger pipeline project currently underway.

•
Driven by substantial demand for new storage services at Redwater, Provident plans to deploy an additional $14 million in 2011 towards cavern and related infrastructure development, including the drilling of a new previously unannounced cavern during the summer of 2011. With this new addition, Provident will have five caverns or approximately 2.5 million barrels of storage capacity in various stages of development at Redwater. One of these caverns may be designated as a replacement in the future, as required

•
Provident has approved $10 million of additional growth capital in 2011 to develop a new project that will provide incremental NGL volumes into Provident’s Empress East System. Details regarding the project will be released once commercial arrangements have been finalized.

During the first quarter of 2011, Provident announced an agreement between Provident Energy Ltd., AltaGas Ltd., and a senior producer, to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. Under the agreement, Provident and AltaGas will each own a 30 percent interest in the project. The 25 kilometre pipeline will serve as a trunk line to support the gathering of up to 250 million cubic feet per day of natural gas from the liquids-rich Montney area. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed to spend $9 million which was included as part of the original 2011 capital budget.

During the first quarter of 2011, Provident began construction to upgrade and replace an aging section of the Taylor to Boundary Lake Pipeline on its Liquids Gathering System. Provident plans to spend $28 million in 2011 to complete the project, half of which will be allocated as growth capital.

Management is maintaining the previously disclosed sustaining capital budget for 2011 of approximately $25 million. Provident plans to spend approximately $11 million on normal course maintenance operations and approximately $14 million in onetime replacement costs representing the sustaining capital component for the Taylor to Boundary Lake pipeline project. Management estimates a future annual run rate of approximately $8 million to $12 million for sustaining capital requirements.

Provident continues to pursue new business development opportunities around all of its facilities with a specific focus on the Montney and Marcellus natural gas plays, as well as from opportunities surrounding the Alberta oilsands.

Provident Midstream operating results review

The Midstream business

Provident’s Midstream business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers. In order to aid in the understanding of the business, this MD&A provides information about the associated business activities of the Midstream operation comprising Empress East, Redwater West and Commercial Services.  The assets are integrated across Canada and the U.S., and are also used to generate fee-for-service income.  The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the Company.

Provident’s integrated marketing and distribution arm has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America. Due to its broad marketing scope, Provident’s NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident’s marketing group also generates arbitrage trading margins by taking advantage of trading opportunities created by locational price differentials.

Market environment

Provident’s performance is closely tied to market prices for NGL and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream gross operating margins are summarized in the following table:

Midstream business reference prices	Three months ended March 31,
	2011	2010	% Change

WTI crude oil (US$ per barrel)	$94.10	$78.71	20
Exchange rate (from US$ to Cdn$)	0.99	1.04	(5)
WTI crude oil expressed in Cdn$ per barrel	$92.78	$81.93	13

AECO natural gas monthly index (Cdn$ per gj)	$3.58	$5.08	(30)

Frac Spread Ratio (1)	25.9	16.1	61

Mont Belvieu Propane (US$ per US gallon)	$1.40	$1.25	12
Mont Belvieu Propane expressed as a percentage of WTI	62%	67%	(7)

Market Frac Spread in Cdn$ per barrel (2)	$50.34	$38.92	29
(1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2) Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The NGL pricing environment in the first quarter of 2011 was significantly stronger than in the first quarter of 2010.  The average first quarter 2011 WTI crude oil price was US$94.10 per barrel, representing an increase of 20 percent compared to the first quarter of 2010.  The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in the first quarter of 2011 compared to the first quarter of 2010.  Propane prices were also stronger than in the comparative period, tracking the increase in crude oil prices and reflecting North American supply resulting from above average exports and stronger demand from the petrochemical sector. The Mont Belvieu propane price averaged US$1.40 per U.S. gallon (62 percent of WTI) in the first quarter of 2011, compared to US$1.25 per U.S. gallon (67 percent of WTI) in the first quarter of 2010.  Butane and condensate sales prices were also much improved in the first quarter of 2011, also reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

The first quarter 2011 AECO natural gas price averaged $3.58 per gj compared to $5.08 per gj during the first quarter of 2010, a decrease of 30 percent.  While low natural gas prices are generally favorable to NGL extraction and fractionation economics,  a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may elect to shut-in production or reduce drilling activities.  Continued softness in natural gas prices have improved market frac spreads but have also caused increased extraction premiums paid for natural gas supply in western Canada, particularly at Empress.

The margins generated from Provident’s extraction operations at Empress, Alberta and Younger, British Columbia are determined primarily by “frac spreads”, which represent the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger extraction margins.  Differentials between propane-plus and crude oil prices, as well as location price differentials will also impact frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within frac spreads, however these costs are included when determining operating margin.

Market frac spreads averaged $50.34 per barrel during the first quarter of 2011, representing a 29 percent increase from $38.92 per barrel during the first quarter of 2010.  Higher frac spreads were a result of higher NGL sales prices combined with a lower AECO natural gas price. While Provident benefits directly from higher frac spreads at its Younger facility, the benefit of higher market frac spreads in the first quarter of 2011 was offset at Empress by continued high costs for natural gas supply in the form of extraction premiums.  Empress extraction premiums increased approximately 30 percent when compared to the first quarter of 2010 and are primarily a result of low volumes of natural gas flowing past the Empress straddle plants and increased competition for NGLs as a result of higher frac spread ratios.  While Empress border flow increased five percent to an average of approximately 5.7 bcf per day in the first quarter of 2011 compared to the first quarter of 2010, Empress border flow rates remain low compared to historical averages.  Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the supply of propane-plus available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs, including Mont Belvieu and Sarnia, during periods of high demand.

Provident has partially mitigated the impact of lower natural gas based NGL supply at Empress through the purchase of NGL mix supply in western Canada.  In the first quarter of 2010, Provident completed the construction of a truck rack at its Provident Empress facility and began trucking in NGL mix supply on April 1, 2010.  The mix is then transported to the premium-priced Sarnia market for fractionation and sale.  Provident is also purchasing NGL mix supply from other Empress plant owners and in the Edmonton market. While gross operating margins benefit from the addition of NGL mix supply, per unit margins are impacted as margins earned on frac spread gas extraction are typically higher than margins earned on NGLs purchased on a mix basis.

Industry propane inventories in the United States were approximately 26 million barrels as at the end of the first quarter of 2011, representing a decrease of approximately two million barrels compared to the prior year quarter, and are approximately four million barrels below the five year historical average.  Inventory levels are at the lower range of the five year historical average primarily due to the continued strong demand from the petrochemical sector and above average exports from the U.S. Gulf Coast to Central and South American markets.  Canadian industry propane inventories were approximately two million barrels at the end of the first quarter of 2011, one million barrels lower than the end of the first quarter of 2010 and one million barrels lower than the historic five year average.  Propane inventories have decreased compared to the prior year quarter primarily due to strong winter demand for propane in 2011.

Provident Midstream business performance

Provident Midstream results can be summarized as follows:

	Three months ended March 31,
(bpd)	2011	2010	% Change

Redwater West NGL sales volumes	62,632	61,962	1
Empress East NGL sales volumes	54,232	51,317	6
Provident Midstream NGL sales volumes	116,864	113,279	3

	Three months ended March 31,
($ 000s)	2011	2010	% Change

Redwater West margin	$52,725	$44,191	19
Empress East margin	32,808	28,178	16
Commercial Services margin	14,943	16,528	(10)
Gross operating margin	100,476	88,897	13
Realized loss on financial derivative instruments	(24,606)	(22,092)	11
Cash general and administrative expenses	(13,842)	(13,721)	1
Realized foreign exchange loss and other	(786)	(1,156)	(32)
Adjusted EBITDA excluding strategic review and restructuring costs	61,242	51,928	18
Strategic review and restructuring costs	-	(486)	(100)
Adjusted EBITDA	$61,242	$51,442	19

Gross operating margin

Midstream gross operating margin during the first quarter of 2011 totaled $100.5 million, an increase of 13 percent compared to the same period in the prior year.  The increase in operating margin is the result of a higher contribution from both Redwater West and Empress East by 19 percent and 16 percent, respectively, partially offset by a 10 percent decrease in operating margin from Commercial Services.

Redwater West

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.   Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale.  The feedstock for Redwater West is primarily NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident’s industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent.  Provident’s condensate terminal is the largest of its size in western Canada.  In the latter half of 2009, Provident placed two 500,000 barrel storage caverns into condensate service at Redwater. Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within Commercial Services, while income relating to proprietary condensate marketing activities remains within Redwater West.

The first quarter 2011 operating margin for Redwater West was $52.7 million, an increase of 19 percent compared to $44.2 million in the first quarter of 2010. Strong first quarter 2011 results were primarily due to an increase in ethane sales volumes as well stronger market pricing and higher frac spreads at Younger which resulted in higher per barrel product margins being realized on all NGL products.  Overall, Redwater West NGL sales volumes averaged 62,632 barrels per day in the first quarter of 2011, slightly higher than the prior year quarter.  Higher sales volumes can be largely attributed to increase production which was driven by strong year over year contracting for

NGL supply. During the contracting season for the April 2010/2011 NGL year, Provident was able to replace prior year production declines and gain new incremental sources of NGL mix supply.  Provident has also benefited from additional gas supply volumes at the Younger extraction plant as a result of the recently completed South Peace Pipeline.  The South Peace Pipeline brings natural gas from the rapidly developing Montney area in northeast British Columbia to Younger for processing.

Ethane margins were higher in the first quarter of 2011 relative to the comparative period, benefiting from an increase in production as well as a higher per barrel product margin.  Propane margins were flat in the first quarter of 2011 compared to the prior year quarter as lower volumes were offset by higher per barrel product margins.  Butane margins increased as a result of strong refinery demand and increases in market prices in the first quarter of 2011. Condensate sales also contributed to the increased Redwater West gross operating margin in the first quarter of 2011 as increased market prices offset slightly lower condensate sales volumes.

Empress East

Provident extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  The margin in the business is determined primarily by frac spreads. Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Empress East gross operating margin was $32.8 million in the first quarter of 2011 compared to $28.2 million in the same quarter of 2010.  The 16 percent increase was due to increased sales volumes associated with strong demand for propane in the first quarter of 2011 when compared to the same quarter of 2010 as well as strong refinery demand for butane in the first quarter of 2011.  Overall, Empress East NGL sales volumes averaged 54,232 barrels per day, a six percent increase compared to the first quarter of 2010.  Stronger market prices for propane plus products and lower gas prices resulted in higher frac spreads which was also beneficial to gross operating margin. The positive impacts of strong demand, higher NGL sales prices and a lower AECO natural gas price were offset by increased premiums paid to purchase natural gas in the Empress market.

Commercial Services

Provident also utilizes its assets to generate income from fee-for-service contracts to provide fractionation, storage, NGL terminalling, loading and offloading services.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this activity.  Provident is currently in the process of developing three additional 500,000 barrel underground storage caverns which will be primarily contracted out on a fee-for service basis.

Commerical Services operating margin in the first quarter of 2011 was $14.9 million, representing a decrease of 10 percent compared to the same period in 2010.  The decrease in margin was primarily associated with decreased condensate terminalling revenues partly as a result of the termination of a multi-year condensate storage and terminalling services agreement as well as the completion in mid-2010 of the Enbridge Southern Lights pipeline, which transports condensate from the United States to the Edmonton area.

Earnings before interest, taxes, depreciation, amortization, accretion, and non-cash items (“adjusted EBITDA”)

First quarter 2011 adjusted EBITDA excluding strategic review and restructuring costs increased to $61.2 million from $51.9 million in the first quarter of 2010 reflecting higher gross operating margins from both Redwater West and Empress East.

Capital expenditures

Midstream capital expenditures for the first quarter of 2011 totaled $24.1 million compared to $7.0 million in the first quarter of 2010.  First quarter capital expenditures of $19.1 million were primarily directed towards cavern development and terminalling infrastructure at the Provident Corunna facility near Sarnia, Ontario, cavern and brine pond development at the Redwater fractionation facility in Redwater, Alberta as well as various pipeline improvements and developments and office related capital.  An additional $5.0 million was directed to sustaining capital activities, including $3.8 million associated with the replacement of the Taylor to Boundary Lake Pipeline.  In the first quarter of 2010, capital expenditures of $5.7 million were primarily directed towards cavern development at the Redwater fractionation facility, the construction of a truck rack at the Provident Empress plant and office related capital.  An additional $1.3 million was directed to sustaining capital activities.

Net loss

Consolidated	Three months ended March 31,
($ 000s, except per share data)	2011	2010	% Change

Net (loss) income from continuing operations	$(11,985)	$24,058	-
Net loss from discontinued operations	-	(74,979)	(100)
Net loss	$(11,985)	$(50,921)	(76)
Per weighted average share
– basic and diluted (1)	$(0.04)	$(0.19)	(77)
(1) Based on weighted average number of shares outstanding.

In the first quarter of 2011, Provident recorded net loss of $12.0 million compared to $50.9 million in the comparable 2010 quarter. Net loss in the first quarter of 2010 was impacted by a net loss from discontinued operations of $75.0 million.

Net loss from continuing operations for the first quarter of 2011 was $12.0 million, compared to net income of $24.1 million in the first quarter of 2010. Higher adjusted EBITDA and lower unrealized losses on financial derivative instruments were more than offset by increased deferred tax expense and higher financing charges. In the first quarter of 2011, Provident incurred a deferred tax expense of $30.4 million compared to a $17.6 million deferred tax recovery in the same period in 2010.

Taxes

Continuing operations	Three months ended March 31,
($ 000s)	2011	2010	% Change

Current tax expense	$10	$107	(91)
Deferred income tax expense (recovery)	30,393	(17,633)	-
	$30,403	$(17,526)	-

As a result of Provident’s adoption of IFRS, the balance of deferred income taxes on the December 31, 2010 statement of financial position has increased by $22.3 million when compared to the previous Canadian GAAP amount (see note 5 of the interim consolidated financial statements). This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. Upon conversion to a corporation on January 1, 2011, these timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS difference at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings, resulting in incremental deferred tax expense of approximately $24 million. The deferred tax recovery in the first quarter of 2010 is primarily driven by losses created by interest deductions at the incorporated subsidiary level under the previous Trust structure and unrealized losses on financial derivative instruments.
Financing charges

Continuing operations	Three months ended March 31,
($ 000s, except as noted)	2011	2010	% Change

Interest on bank debt	$1,753	$981	79
Interest on convertible debentures	5,931	4,046	47
Discontinued operations portion	-	(532)	(100)
Total cash financing charges	$7,684	$4,495	71

Weighted average interest rate on all long-term debt	5.8%	4.3%	35
Loss on purchase of convertible debentures	1,232	-	-
Accretion and other non-cash financing charges	2,470	2,399	3
Discontinued operations portion	-	(743)	(100)
Total financing charges	$11,386	$6,151	85

Financing charges increased in the first quarter of 2011 as compared to the same quarter in 2010. Higher interest rates have resulted in higher interest expense on bank debt in the first quarter of 2011 relative to the prior year quarter. Following the Upstream sale in the second quarter of 2010, Provident entered into a new credit agreement which included an increase in borrowing rates to current market pricing. In addition, the prior period includes an allocation of interest expense and associated financing charges to discontinued operations. Financing charges also increased in the first quarter of 2011 relative to the prior year quarter as a result of a new series of convertible debentures that were issued in November 2010 and a loss on purchase of convertible debentures in February 2011.

Commodity price risk management program

Provident’s disciplined risk management program utilizes financial derivative instruments to provide protection against commodity price volatility and protect a base level of operating cash flow. Provident has entered into financial derivative contracts through March 2013 to protect the spread between the purchase cost of natural gas and the sales price of propane, butane and condensate. The program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments Provident uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

Management  continues  to  actively  monitor  commodity  price  risk  and  continues  to  mitigate  its  impact through  financial  risk  management  activities.  Subject  to  market  conditions,  Provident’s  intention  is  to  hedge approximately  50  percent  of its  natural  gas  and  NGL  volumes  on  a  rolling  12  month  basis.  Also,  subject  to  market  conditions,  Provident  may  add  additional   positions  as  appropriate  for  up  to  24 months.  A summary of Provident’s current financial derivative positions is available on Provident’s website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

A summary of Provident’s risk management contracts executed during the first quarter of 2011 is contained in the following table.

Activity in the First Quarter:

Volume
Year	Product	(Buy)/Sell	Terms	Effective Period

2011	Crude Oil	1,334 Bpd	US $105.27 per bbl (2) (8)	April 1 - December 31
		2,059 Bpd	US $100.36 per bbl (2) (9)	April 1 - December 31
	Natural Gas	(9,578) Gjpd	Cdn $3.76 per gj (3) (8)	April 1 - December 31
	Propane	1,055 Bpd	US $1.2487 per gallon (4) (8)	April 1 - December 31
	Normal Butane	891 Bpd	US $1.6235 per gallon (6) (8)	April 1 - December 31
		(1,883)Bpd	US $1.7187 per gallon (5) (9)	April 1 - December 31
		815 Bpd	US $1.7975 per gallon (5) (8)	October 1 - December 31
	ISO Butane	(793) Bpd	US $1.7456 per gallon (7) (9)	April 1 - December 31

2012	Crude Oil	2,364 Bpd	US $102.54 per bbl (2) (8)	January 1 - March 31
		2,390 Bpd	US $97.16 per bbl (2) (9)	January 1 - March 31
	Natural Gas	(10,265)	Cdn $4.25 per gj (3) (8)	January 1 - December 31
	Normal Butane	(1,995) Bpd	US $1.6576 per gallon (5) (9)	January 1 - March 31
	ISO Butane	(1,091) Bpd	US $1.6954 per gallon (7) (9)	January 1 - March 31

2013	Natural Gas	(15,000) Gjpd	Cdn $4.58 per gj (3) (8)	January 1 - March 31

(1) The above table represents a number of transactions entered into over the first quarter of 2011.
(2) Crude Oil contracts are settled against NYMEX WTI calendar average.
(3) Natural gas contracts are settled against AECO monthly index.
(4) Propane contracts are settled against Mont Belvieu C3 TET.
(5) Normal Butane contracts settled against Mont Belvieu NON TET NC4.
(6) Normal Butane contracts settled against Mont Belvieu TET NC4.
(7) ISO Butane contracts are settled against Mont Belvieu TET IC4.
(8) Midstream Frac Spread contracts.
(9) Midstream margin contracts.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the first quarters of 2011 and 2010.

	Three months ended March 31,
Realized loss on financial derivative instruments	2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)

Crude oil	$(4,423)	0.2	$(7,213)	0.7
Natural gas	(3,041)	6.6	(16,079)	5.2
NGL's (includes propane, butane)	(18,140)	1.7	535	0.3
Foreign exchange	264		1,135
Electricity	722		(100)
Interest rate	12		(370)
Realized loss on financial derivative instruments	$(24,606)		$(22,092)
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss on financial derivative instruments for the first quarter of 2011 was $24.6 million compared to $22.1 million in the comparable 2010 quarter.  The majority of the realized loss in the first quarter of 2011 was driven by NGL derivative sales contracts settling at a contracted price lower than the current market NGL’s market prices, natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices during the settlement period as well as crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.  The comparable first quarter 2010 realized loss was driven mostly by natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices during the settlement period and crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.

Liquidity and capital resources

Consolidated
($ 000s)	March 31, 2011	December 31, 2010	% Change

Long-term debt - revolving term credit facility	$133,928	$72,882	84
Long-term debt - convertible debentures (including current portion)	317,395	400,872	(21)
Working capital surplus (excluding financial derivative instruments)	(50,160)	(79,633)	(37)
Net debt	$401,163	$394,121	2

Shareholders' equity (at book value)	546,816	588,207	(7)
Total capitalization at book value	$947,979	$982,328	(3)

Total net debt as a percentage of total book value capitalization	42%	40%	5

Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by commodity price changes as well as by seasonal fluctuations that reflect changing inventory balances in the Midstream business.  Typically, Provident’s inventory levels will increase in the second and third quarters when product demand is lower, and will decrease during the fourth and first quarters when product demand is at its highest. Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Substantially all of Provident's accounts receivable are due from customers in the oil and gas, petrochemical and refining and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

The Trust entered into a credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Credit Facility, the Lenders have agreed to provide Provident with a credit facility of $500 million which under an accordion feature can be increased to $750 million at the option of the Trust, subject to obtaining additional commitments.  The Credit Facility also provides for a separate $60 million Letter of Credit facility. As part of the corporate conversion on January 1, 2011, the Credit Facility was amended to reflect the assignment of the Credit Facility from the Trust to Provident Energy Ltd. which has assumed all covenants and obligations in respect of the Credit Facility following the conversion.

The terms of the Credit Facility provide for a revolving three year period expiring on June 28, 2013 (subject to customary extension provisions) secured by all of the assets of the Company and its subsidiaries. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit.  As at March 31, 2011, Provident had drawn $138.9 million (including $2.4 million presented as a bank overdraft in accounts payable and accrued liabilities) or 28 percent of its Credit Facility (December 31, 2010 - $75.5 million or 15 percent).  Included in the carrying value at March 31, 2011 were financing costs of $2.2 million (December 31, 2010 – $2.4 million). At March 31, 2011 the effective interest rate of the outstanding Credit Facility was 4.0 percent (December 31, 2010 – 4.1 percent). At March 31, 2011 Provident had $48.4 million in letters of credit outstanding (December 31, 2010 - $47.9 million) that guarantee Provident’s performance under certain commercial and other contracts.

The following table shows the change in Provident’s working capital position.

	As at	As at
($ 000s)	March 31, 2011	December 31, 2010	Change
Current Assets
Cash and cash equivalents	$-	$4,400	$(4,400)
Accounts receivable	190,841	206,631	(15,790)
Petroleum product inventory	98,807	106,653	(7,846)
Prepaid expenses and other current assets	1,848	2,539	(691)
Financial derivative instruments	1,521	487	1,034

Current Liabilities
Accounts payable and accrued liabilities	231,611	227,944	(3,667)
Cash distribution payable	9,725	12,646	2,921
Current portion of convertible debentures	68,528	148,981	80,453
Financial derivative instruments	53,262	37,849	(15,413)
Working capital deficit	$(70,109)	$(106,710)	$36,601

The ratio of long-term debt (including current portion) to adjusted EBITDA from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs for the twelve months ended March 31, 2011 was 1.9 to one compared to annual 2010 long-term debt to adjusted EBITDA from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs of 2.1 to one.

Share capital

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” Pursuant to the conversion, unitholders exchanged all of their trust units for common shares on a one-for-one basis (see notes 1 and 12 of the interim consolidated financial statements).

Under Provident’s Premium Dividend and Dividend Reinvestment (DRIP) purchase plan 0.9 million shares were issued or are to be issued in the first quarter of 2011 representing proceeds of $6.9 million (2010 – 0.9 million trust units for proceeds of $6.9 million).

At March 31, 2011 management and directors held less than one percent of the outstanding common shares.

Capital related expenditures and funding

	Three months ended March 31,
($ 000s)	2011	2010	% Change

Capital related expenditures
Capital expenditures	$(24,072)	$(6,973)	245
Site restoration expenditures - discontinued operations	-	(1,039)	(100)
Acquisitions	-	(22,074)	(100)
Net capital related expenditures	$(24,072)	$(30,086)	(20)

Funded by
Funds flow from operations net of declared dividends to shareholders and DRIP proceeds	$24,179	$18,806	29
Cash provided by investing activities from discontinued operations	-	150,286	(100)
Repayment of debentures	(86,285)	-	-
Increase (decrease) in long-term debt	60,802	(164,590)	-
Change in working capital, including cash	25,376	25,584	(1)
Net capital related expenditure funding	$24,072	$30,086	(20)

Provident has funded its net capital expenditures with funds flow from operations and long-term debt.  In 2010, cash provided by investing activities from discontinued operations, which includes proceeds on sale of assets from the first quarter sales of oil and natural gas assets in West Central Alberta and the investment in Emerge Oil and Gas Inc., was applied to Provident’s revolving term credit facility.

Share based compensation

Share based compensation includes expenses or recoveries associated with Provident’s restricted and performance share plan.  Share based compensation is recorded at the estimated fair value of the notional shares granted.  Compensation expense associated with the plan is recognized in earnings over the vesting period of each grant.  The expense or recovery associated with each period is recorded as non-cash share based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the three months ended March 31, 2011, Provident recorded share based compensation expense from continuing operations of $4.9 million (2010 - $3.0 million) and made related cash payments of $6.3 million (2010 - $6.9 million). The expense was higher in 2011 as a result of an increase in the period of Provident’s share trading price upon which the compensation is based. At March 31, 2011, the current portion of the liability totaled $10.9 million (December 31, 2010 - $7.4 million) and the long-term portion totaled $4.5 million (December 31, 2010 - $10.4 million).

Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Under the arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations.

Dividends and distributions

The following table summarizes dividends and distributions paid as declared by Provident since inception:

		Distribution / Dividend Amount
Per share / unit		(Cdn$)	(US$)*
2001 Cash Distributions paid as declared – March 2001 – December 2001		$2.54	$1.64
2002 Cash Distributions paid as declared		2.03	1.29
2003 Cash Distributions paid as declared		2.06	1.47
2004 Cash Distributions paid as declared		1.44	1.10
2005 Cash Distributions paid as declared		1.44	1.20
2006 Cash Distributions paid as declared		1.44	1.26
2007 Cash Distributions paid as declared		1.44	1.35
2008 Cash Distributions paid as declared		1.38	1.29
2009 Cash Distributions paid as declared		0.75	0.67
2010 Cash Distributions paid as declared		0.72	0.72
Inception to December 31, 2010 – Cash Distributions paid as declared		$15.24	$11.99
Capital Distribution - June 29, 2010		1.16	1.10
Total inception to December 31, 2010 Cash Distributions and Capital Distribution		$16.40	$13.09

2011 Cash Dividends paid as declared
Record Date	Payment Date
January 20, 2011	February 15, 2011	$0.045	$0.046
February 24, 2011	March 15, 2011	0.045	0.046
March 22, 2011	April 15, 2011	0.045	0.047
Total Cash Dividends paid as declared		$0.135	$0.139
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Change in accounting policies

(i)	Recent accounting pronouncements

The IASB issued IFRS 9 in November 2009 which addresses the classification and measurement of financial assets and replaces the multiple category and measurement model in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. If the latter is selected, dividends are recognized in profit or loss to the extent they are not clearly representing a return of investment. However, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

The IASB added requirements for financial liabilities in October 2010 which primarily carried forward existing requirements in IAS 39 – Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(ii)	International Financial Reporting Standards (IFRS)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010.

Provident’s first quarter 2011 interim consolidated financial statements reflect this change in accounting standards. Provident’s basis of preparation and adoption of IFRS is described in note 2 of the interim consolidated financial statements. Significant accounting policies and related accounting judgments, estimates, and assumptions can be found in notes 3 and 4 of the interim consolidated financial statements. The effect of the Company’s transition to IFRS, including transition elections, and reconciliations of the statements of financial position and the statements of operations between previous Canadian GAAP and IFRS is presented in note 5 to the interim consolidated financial statements.

Business risks

The energy industry is subject to risks that can affect the amount of funds flow from operations available for the payment of dividends to shareholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident.

The midstream industry is subject to risks that can affect the amount of cash flow available for the payment of dividends to shareholders, and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price, exchange rate and interest rate fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs;

•	reliance on significant customers;

•	government and regulatory risk;

•	changes to environmental regulations; and

•	environmental, health and safety risks.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a disciplined commodity price risk management program to mitigate the impact that volatile commodity prices have on cash flow available for the payment of dividends;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Share trading activity

The following table summarizes the share trading activity of Provident for the three months ended March 31, 2011 on both the Toronto Stock Exchange and the New York Stock Exchange:

Q1
TSE – PVE (Cdn$)
High	$9.03
Low	$7.62
Close	$9.03
Volume (000s)	31,800
NYSE – PVX (US$)
High	$9.30
Low	$7.78
Close	$9.27
Volume (000s)	75,349

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or Provident's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Forward-looking information in this MD&A includes, but is not limited to, business strategy and objectives, capital expenditures, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash dividends and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of Provident.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash dividends;
•	the impact of Canadian governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil, natural gas and NGL prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business;
•	the availability and amount of tax pools available to offset Provident’s cash taxes; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  Provident can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of Provident to successfully market its NGL products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per share and operating amounts)	2011
First
Quarter

Product sales and service revenue	$519,100
Funds flow from continuing operations (1)	$53,585
Funds flow from continuing operations per share - basic and diluted	$0.20
Adjusted EBITDA - continuing operations (2)	$61,242

Adjusted funds flow from continuing operations (3)	$53,585
Adjusted funds flow from continuing operations per share - basic and diluted	$0.20

Net loss	$(11,985)
Net loss per share
- basic and diluted	$(0.04)
Shareholder dividends	$36,324
Dividends per share	$0.14
Provident Midstream NGL sales volumes (bpd)	116,864
(1) Represents cash flow from operations before changes in working capital.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per unit and operating amounts)	2010
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$472,940	$366,125	$363,767	$543,725	$1,746,557
Funds flow from continuing operations (1)	$46,839	$(171,334)	$43,642	$74,133	$(6,720)
Funds flow from continuing operations per unit - basic	$0.18	$(0.65)	$0.16	0.28	$(0.03)
- diluted	$0.18	$(0.65)	$0.16	0.26	$(0.02)
Adjusted EBITDA - continuing operations (2)	$51,442	$(176,403)	$52,538	$86,342	$13,919

Adjusted funds flow from continuing operations (3)	$47,325	$39,152	$43,642	$76,002	$206,121
Adjusted funds flow from continuing operations per unit - basic	$0.18	$0.15	$0.16	0.28	$0.77
- diluted (4)	$0.18	$0.15	$0.16	0.27	$0.74
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$51,928	$34,083	$52,538	$88,211	$226,760

Net (loss) income	$(50,921)	$(40,944)	$8,979	$72,380	$(10,506)
Net (loss) income per unit
- basic	$(0.19)	$(0.15)	$0.03	0.27	$(0.04)
- diluted (4)	$(0.19)	$(0.15)	$0.03	0.25	$(0.03)
Unitholder distributions	$47,634	$47,794	$47,990	$48,221	$191,639
Distributions per unit	$0.18	$0.18	$0.18	0.18	$0.72
Provident Midstream NGL sales volumes (bpd)	113,279	94,030	95,388	121,627	106,075
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.

Quarterly table

Financial information by quarter (Canadian GAAP) (1)
($ 000s except for per unit and operating amounts)	2009
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$477,056	$333,354	$339,661	$480,420	$1,630,491
Funds flow from continuing operations (2)	$57,349	$14,456	$24,859	$51,190	$147,854
Funds flow from continuing operations per unit - basic and diluted	$0.22	$0.06	$0.09	$0.19	$0.57
Adjusted EBITDA - continuing operations (3)	$65,095	$20,383	$25,569	$57,182	$168,229

Adjusted funds flow from continuing operations (4)	$57,623	$21,858	$24,859	$52,769	$157,109
Adjusted funds flow from continuing operations per unit - basic and diluted	$0.22	$0.08	$0.09	$0.20	$0.60
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (3)	$65,369	$27,785	$25,569	$58,761	$177,484

Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528
(1) The financial information for 2009 is presented in Canadian GAAP as these periods are prior to the January 1, 2010 transition date for IFRS.
(2) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(3) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization and other non-cash items - see "Reconciliation of Non-GAAP measures".
(4) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.